SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

In addition to the Market Announcement of December 12, 2014, we hereby informe our shareholders and the market in general that the Board of Directors of Eletrobras approved on March 17, 2015, the signing of amendments to the debt renegotiation of the distribution companies Amazonas Energia Distribuidora de Energia S.A (“Amazonas Energia”), Companhia de Eletricidade do Acre (“Eletroacre”), Centrais Elétricas de Rondônia S.A (“Ceron”) and Boa Vista Energia S.A (“Boa Vista”) with  Petrobras Distribuidora S.A (“BR Distribuidora”) and Petróleo Brasileiro S.A (“Petrobras”), relating to the supply of fuel in the amount of approximately R$ 8.6 billion, base date December 5, 2014, in order to change the structure of guarantees set out in those instruments.

This is so because the above distribution companies had their receivables from the reimbursement  of fuel cost related to meeting the public service of distribution of electric energy in the Isolated Systems, pursuant to art. 3 of Law No. 12,111, of December 9, 2009, duly recognized by the Angência Nacional de Energia Elétrica ("ANEEL"), totaling approximately R$ 6.1 billion, to date, to be offered directly as guarantee for Petrobras and BR Distribuidora, replacing the guarantee that would be provided by the Federal Government in the first time considering that, as relased in the Market Announcement on December 12, 2014, part of such credits still depended on the occasion of approval of Aneel. The remaining portion has corporate guarantee of Eletrobras effective until the completion of the approval process from other CDE credits underway in Aneel.

These credits will be paid by the Sector Fund CDE to Eletrobras distribution companies by Terms of Confession and Renegotiation of Energy Development Account Debt - CDE ("Terms of Renegotiation CDE") to be concluded in accordance with the fourth paragraph of Article 36 of Decree 4,541 / 2002, with the new wording given by Decree 8,370 / 2014 and the Ministerial Decree of the Ministry of Mines and Energy and Finance No. 652/2014.

As a result, the Terms of Renegotiation CDE to be signed will be fully pledged as collateral of the respective debts of fuel supply renegotiated in December 2014, by Eletrobras distribution companies to Petrobras and BR Distribuidora.

We reiterate that the above debt with Petrobras and BR Distribuidora have been fully recognized in the financial statements of the aforementioned distribution companies, the financial conditions of payment in 120 monthly installments are maintained, whose outstanding balance will be adjusted by an interest rate equivalent to the reference rate of the Sistema Especial de Liquidação e de Custódia (“Selic”).

Eletrobras will keep the market informed about the operations refered in this statement.

Rio de Janeiro, March 17, 2015.

Armando Casado de Araújo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.